Exhibit 99.1



     (1) On September 10, 2007, Virgin Media Inc. (the "Company") granted Gordon McCallum, who joined the Board of the Company (the "Board") in September 2006, options to purchase 156,250 shares of the Company's common stock at a per share exercise price of $29.06, pursuant to the Company's 2006 Stock Incentive Plan (the "Plan"). The grant became effective on September 14, 2007. The grant was made pursuant to a policy adopted by the Board to grant options to non-employee directors appointed to the Board after March 16, 2006, on which date the Board granted options to acquire 187,500 shares to each of its non-employee directors. Under the policy, new non-employee directors who join the Board after that date will be granted a prorated number of options with an exercise price that is the higher of the price on March 16, 2006 and the price on the date of grant, and with the same vesting schedule as the March 16, 2006 grants. The Reporting Person joined the Board on September 11, 2006. The Reporting Person has advised the Company that he and Virgin Enterprises Limited ("VEL") are parties to an arrangement pursuant to which he holds these options in trust for the benefit of VEL.